

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2012

Via E-mail
Mr. Thomas H. Lowder
Chief Executive Officer
Colonial Properties Trust
2101 Sixth Avenue North, Suite 750
Birmingham, AL 35203

> **Re: Colonial Properties Trust**
> **Colonial Realty Limited Partnership**
> **Form 10-K**
> **Filed February 28, 2012**
> **File Nos. 001-12358**
> **000-20707**

Dear Mr. Lowder:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 4

Future Development Activity, page 7

1.   We note your disclosure regarding your future development activity on page 8. To the extent that your future development activity is material, please disclose the anticipated completion date and budgeted costs for such activity in future periodic reports.

Item 2. Properties, page 28

2.   We note that you disclose average rental rate per unit and average base rent per leased square foot. In future periodic filings, please include disclosure that clarifies how these amounts are calculated. To the extent tenant concessions, such as free rent, are not

reflected in the measures, please expand your disclosure to quantify how concessions would impact the calculations.

3.   We note that it appears that you have both retail and office properties in your commercial portfolio. In future periodic reports, please provide property data separately for each property type or explain to us why such information is not material.

Item 3. Legal Proceedings, page 38

Colonial Grand at Traditions Litigation, page 38

4.   We note that the JV Parties have claimed damages of at least $13.0 million against you, plus attorney's fees. It is not clear whether $13.0 million represents your best estimate of reasonably possible loss, or the low end of a range of reasonably possible loss. Please revise your disclosure to disclose the *range of reasonably possible loss* in excess of amounts accrued, or a statement that such an estimate cannot be made. Refer to ASC 450.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

5.   In future periodic reports, please expand your disclosure of your leasing activities, including a discussion of the volume of new or renewed leases, average rents or yields, as applicable, a discussion of the percentage of leases with rent escalators and a representative range of escalation, and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions.

Executive Summary of Results of Operations, page 46

6.   We note your reference to an increase in same-property NOI on page 47 and your discussion on page 90. Please revise your disclosure in future periodic reports to disclose in detail how same-property NOI is defined. For example, please clarify whether it includes tenant improvements and leasing commissions, ground rent, lease termination fees or property marketing costs. In addition, please more specifically describe what is included in property management expenses and management fees and other expenses.

7.   We note your definition of same-property communities on page 47. Please explain what you mean by "may be adjusted during the year to account for disposition activity." To the extent you remove properties from the same-property category before the sale of a property or for reasons other than a sale of the property, please identify and explain why such properties were removed from the same-property portfolio during the reporting period.

Cost Capitalization, page 62

8.   Please include additional analysis of your capitalized expenditures by breaking down the total capital expenditures between acquisitions, new development, redevelopment/renovations and other cap-ex by year. In addition, please provide a narrative discussion of fluctuations from year to year and expectations for the future.

9.   With the analysis above in future filings please disclose the amount of interest expense, payroll and other soft costs that are capitalized or deferred. If you capitalize soft costs such as payroll and other G&A costs, please tell us the methodology used to determine the amounts to be allocated to each specific asset.

Funds from Operations, page 63

10.   Please tell us if management views "Operating FFO" as a key operating performance indicator.

Notes to Consolidated Financial Statements, page 74

Note 8 – Equity of the Trust, page 88

11.   Please disclose how income is allocated to non-controlling interests. Refer to ASC 505-10-50-3. Please also disclose how income is allocated at the OP level.

Note 14 – Financing Activities, page 96

Unconsolidated Joint Venture Financing Activity, page 99

12.   Given the initial default in December 2009 and the subsequent extensions of the loan to the Colonial Promenade Smyrna joint venture, please provide us with your analysis of the collectability of the $25.1 million note receivable and why you believe a reserve is not necessary.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or Jennifer Gowetski at (202) 551-3401 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief